Exhibit 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 2 July 2018

2 July 2018	Total Voting Rights
28 June 2018	Director/PDMR Shareholding
18 June 2018	Director/PDMR Shareholding
11 June 2018	Director/PDMR Shareholding
6 June 2018	Director/PDMR Shareholding
5 June 2018	Holding(s) in Company

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

7 June 2018:    Three-year rate plan settlement filed for Rhode Island Businesses

7 June 2018:     Scrip Dividend for 2017/18 Final Dividend

4 June 2018:    Publication of Annual Report and Accounts and Notice of Meeting